Exhibit 99.7

EXECUTION COPY

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT (this “Agreement”) is dated as of the 27th day of October, 2009,

AMONG:

ALGONQUIN POWER & UTILITIES CORP., a corporation subsisting under the laws of Canada, formerly named Hydrogenics Corporation (hereinafter referred to as “HCo”)

AND:

HYDROGENICS CORPORATION, a corporation subsisting under the laws of Canada, formerly named 7188501 Canada Inc., and successor to the business of HCo, Stuart Energy and Test Systems (hereinafter referred to as “New Hydrogenics”)

WHEREAS:

A.                            The Parties have entered into this Agreement in connection with a support agreement dated June 11, 2009 (the “Support Agreement”) among HCo, the Board of Trustees and New Hydrogenics.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Definitions

Capitalized terms used but not defined herein have the meaning ascribed thereto in the Support Agreement.  In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“20-Day Period” has the meaning ascribed thereto in Section 3.2(b)(i);

“APIF Circulars” means, collectively, (i) the information circular of APIF dated June 23, 2009 sent by APIF to holders of Units in connection with the annual and special meeting of holders of Units to consider, among other things, the Amendment Resolution, (ii) the information circular dated June 23, 2009 sent by APIF to holders of the Series 1 Debentures and Series 2 Debentures, and (iii) the Trustees’ Circulars;

“APIF Debenture Indenture” means the trust indenture between APIF and CIBC Mellon Trust Company dated as of July 24, 2004, as amended by a supplemental trust indenture dated as of

November 10, 2006 and further amended effective August 17, 2009, pursuant to which APIF has issued the Series 1 Debentures and the Series 2 Debentures;

“Assessment” has the meaning ascribed thereto in Section 3.1(c);

“Books and Records” means all current and historical books, records and data of HCo and all of its subsidiaries or within the control of HCo prior to completion of the Arrangement, including without limitation contracts, agreements, accounting records, books, technical reports, financial statements, accounts, records, filings, documents, files and all other information (and including all such books and records stored in electronic format or any other media form) which books, records and data will be assigned, transferred and conveyed to and become the property of New Hydrogenics on completion of the Arrangement, but excluding Excluded Books and Records;

“CD Exchange Offers” means the offers to purchase all of the outstanding Series 1 Debentures and Series 2 Debentures by HCo to holders of the Series 1 Debentures and the Series 2 Debentures;

“CD Exchange Offers to Purchase” means the offers to purchase forming part of the CD Exchange Offers to Purchase and the Debenture Circular dated September 21, 2009;

“Claim” means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

“Compulsory Acquisitions” means (i) a compulsory acquisition of the remainder of the Units on the same terms as the Units are acquired under the Offer pursuant to the terms and provisions of Section 13.12A of the APIF Declaration of Trust, and (ii) a compulsory acquisition of the remainder of the Series 1 Debentures and Series 2 Debentures on the same terms as the Series 1 Debentures and Series 2 Debentures are acquired under the CD Exchange Offers, subject, and pursuant, to the terms and provisions of Article 13A of the APIF Debenture Indenture;

“CRA” means the Canada Revenue Agency;

“Debenture Circular” means the take-over bid circular dated September 21, 2009 accompanying and forming part of the CD Exchange Offers to Purchase;

“Depositary Agreements” means, collectively, the depositary agreements entered into between HCo, Algonquin Power Management Inc. and CIBC Mellon Trust Company, including any letter agreement entered into by CIBC Mellon Trust Company with DTC (on behalf of HCo) in furtherance thereof, in connection with the Offer and the CD Exchange Offers;

“Divestiture Agreement” means the divestiture agreement to be entered into between HCo, Stuart Energy, Test Systems and New Hydrogenics on the date hereof which provides for the assignment, transfer and conveyance of certain assets and liabilities of HCo, Stuart Energy and Test Systems to New Hydrogenics as part of the Arrangement;

“Election Form” means the election form to be used by holders of Series 1 Debentures and Series 2 Debentures in connection with a compulsory acquisition pursuant to the terms and provisions of Article 13A of the APIF Debenture Indenture;

“Environmental Laws” means all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters, including legislation governing the use and storage of Hazardous Substances;

“Escrow Agreement” means the escrow agreement entered into among HCo, APMI and CIBC Mellon Trust Company dated as of September 30, 2009;

“Excluded Books and Records” means minute books, Tax Returns, tax assessments and related filings, documents, files and information (and including all such books and records stored in electronic format or any other media form) in respect of HCo, Stuart Energy and Test Systems;

“Expense Reimbursement Agreement” means the expense reimbursement agreement entered into among HCo, New Hydrogenics and APMI dated June 11, 2009;

“Guarantees” means, collectively, the letter agreement dated June 11, 2009 among HCo, New Hydrogenics, New Hydrogenics and APMI, and the letter agreement dated June 11, 2009 among HCo, New Hydrogenics, APMI and APIF;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“HCo Circulars” means, collectively, (i) the proxy circular of HCo dated June 25, 2009 sent by HCo to holders of common shares of HCo in connection with the special meeting of holders of common shares of HCo to consider the Arrangement, (ii) the Take-over Bid Circular, and (iii) the Debenture Circular;

“HCo Indemnitees” means HCo, Stuart Energy and Test Systems;

“HCo Surviving Agreement Default” has the meaning ascribed thereto in Section 2.2;

“HCo Trust Indenture” means the trust indenture entered into between HCo and CIBC Mellon Trust Company, as it may be amended, supplemented or restated from time to time in connection with the Offers, and pursuant to which Series 1 debentures of HCo and Series 2 debentures of HCo shall be issued;

“Indemnified Party” has the meaning ascribed thereto in Section 3.2(a);

“Indemnifying Party” has the meaning ascribed thereto in Section 3.2(a);

“Intellectual Property” or “Intellectual Property Rights” means:

(a)                                  any and all proprietary rights in Canada, the United States and elsewhere provided under:

(i)                                     patent Law;

(ii)                                  copyright Law (including moral rights);

(iii)                               trade-mark Law;

(iv)                              design patent or industrial design Law;

(v)                                 semi-conductor chip or mask work or integrated circuit topography Law; or

(vi)                              any other statutory provision or common law principle applicable to this Agreement, including trade secret Law, which may provide a right in either hardware, software, information (including confidential information), trademarks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(b)                                 any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and

(c)                                  all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

“ITA” means the Income Tax Act (Canada) and regulations thereunder, as amended and in force from time to time;

“Letters of Transmittal” means the letters of acceptance and transmittal in connection with each of the Offer and CD Exchange Offers;

“Losses” means, in respect of any and all matters, all losses, liabilities, claims, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts) arising out of, resulting from, attributable to or connected with such matter;

“Materiality Representations and Warranties” means the representations and warranties in Sections 3.1, 3.2 and 3.3 of the Support Agreement that are subject to “material” or similar qualifications, if any;

“New Hydrogenics Indemnitees” means (i) with respect to indemnities set forth in Sections 2.2(a) and 2.2(b), New Hydrogenics and its directors, officers and employees, and (ii) with respect to indemnities set forth in Sections 2.2(c) to 2.2(h), inclusive, New Hydrogenics;

“New Hydrogenics Surviving Agreement Default” has the meaning ascribed thereto in Section 2.1;

“Notice of Claim” means a notice in writing by a Party of a claim for Losses, including TOB Losses, pursuant to this Agreement;

“Offer” means the offer to purchase all of the outstanding Units (including associated Rights) made by HCo to holders of Units;

“Offer Documents” means the Offer to Purchase, the Take-over Bid Circular, the CD Exchange Offers to Purchase, the Debenture Circular, the Letters of Transmittal and the Election Form;

“Offer to Purchase” means the offer to purchase forming part of the Offer to Purchase and the Take-over Bid Circular dated September 21, 2009;

“Other Claim” has the meaning ascribed thereto in Section 3.2(i);

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Rights” means the issued and outstanding rights under the Rights Plan;

“SEC” means the U.S. Securities and Exchange Commission;

“SRED” means Scientific Research and Experimental Development;

“Statement” has the meaning ascribed thereto in Section 3.1(c);

“Support Agreement” has the meaning ascribed thereto in the recital to this Agreement;

“Surviving Agreement Default” means an HCo Surviving Agreement Default or a New Hydrogenics Surviving Agreement Default, as the case may be;

“Take-over Bid Circular” means the take-over bid circular accompanying and forming part of the Offer to Purchase dated September 21, 2009, and the SEC Form F-4 filed with the SEC, as amended, in connection therewith;

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which HCo (or any of its subsidiaries) is required to pay, withhold, remit or collect;

“Tax Default Indemnity Amount” means the amount of indemnity to which HCo is entitled under this Agreement as a result of a Tax Loss;

“Tax Indemnity Issue” means any issue in respect of which there may be Tax Losses;

“Tax Losses” means Taxes, the liability for which constitutes a New Hydrogenics Surviving Agreement Default;

“Third Party” has the meaning ascribed thereto in Section 3.2(f);

“Third Party Claim” has the meaning ascribed thereto in Section 3.2(a);

“TOB Losses” means in respect of the Offer and the CD Exchange Offers, the Offer Documents, the Depositary Agreements, the HCo Trust Indenture, and all securities issued thereunder, all Losses arising out of, resulting from, attributable to or connected with such matters;

“Transaction Documents” means, collectively, the Support Agreement, the Expense Reimbursement Agreement, the Guarantees, the Plan of Arrangement, the Divestiture Agreement, the Depositary Agreements, the Escrow Agreement, the HCo Trust Indenture, the Offer Documents, and any other document contemplated and provided for or entered into between the parties or their affiliates in connection with the matters contemplated therein or herein; and

“Trustees’ Circulars” means, collectively, the trustees’ circulars prepared, and approved in final form, by the Board of Trustees in connection with each of the Offer and CD Exchange Offers, and complying with the conditions set forth in Section 2.1(b)(viii) of the Support Agreement mutatis mutandis.

ARTICLE 2
LIABILITY AND INDEMNITY

2.1                               Liability and Indemnity of New Hydrogenics

Subject to the limitations set out herein, New Hydrogenics will be liable to the HCo Indemnitees for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold the HCo Indemnitees harmless from and against all Losses which may be brought against or suffered by the HCo Indemnitees or which the HCo Indemnitees may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of any of the HCo Indemnitees which occurred up to the Effective Time, including without limitation, as a result of: (i) Claims relating to the Intellectual Property of the HCo Indemnitees or the activity of the HCo Indemnitees and/or of their respective subsidiaries for any period of time up to the Effective Time, in relation to such Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third Person; (ii) Claims relating to Taxes of the HCo Indemnitees for any period of time up to the Effective Time; (iii) Claims related to any public disclosure of HCo, including without limitation the HCo Continuous Disclosure Record and any disclosure relating to HCo included in the APIF Circulars and the Offer Documents, for any period of time up to the Effective Time; (iv) any violation of Securities Laws, that occurred up to the Effective Time; (v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits or approvals to which any of the HCo Indemnitees is or was party or which any is or was subject to, or which has been entered into on their behalf or their respective constating documents, for any period of time up to the Effective Time; (vi) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of any of the HCo Indemnitees’ products up to the Effective Time; (vii) Claims relating to workers’ compensation, including without limitation, premiums in Canada, the United States, Belgium or Germany for any period of time up to the Effective Time; (viii) Claims relating to personal injuries or property damage for any period of time up to the Effective Time; or (ix) Third Party Claims relating to violations of Environmental Laws for any period of time up to the Effective Time;

(b)                                 any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Hydrogenics; and

(c)                                  any breach (including any failure or inaccuracy) of any of the representations and warranties of HCo and/or New Hydrogenics under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement, or any failure of HCo and/or New Hydrogenics to perform or observe any covenant or agreement to be performed by them or either of them under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement prior to the Effective Time, as though:

(i)                                     the representations and warranties set forth in section 3.2(i) of the Support Agreement survived the Effective Date until June 10, 2017; and

(ii)                                  all other such representations, warranties and agreements and covenants survived the Effective Date until June 10, 2011;

provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to “material” and similar qualifications used therein; and

(d)                                 any debts, liabilities or obligations payable by HCo with respect to the exercise of Dissent Rights by securityholders of HCo in connection with the Plan of Arrangement, if any,

(“New Hydrogenics Surviving Agreement Default”).

2.2                               Liability and Indemnity of HCo

HCo will be liable to the New Hydrogenics Indemnitees for all Losses, including TOB Losses, which it may suffer, sustain, pay or incur and will indemnify and hold the New Hydrogenics Indemnitees harmless from and against all Losses, including TOB Losses, which may be brought against or suffered by the New Hydrogenics Indemnitees or which the New Hydrogenics Indemnitees may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)                                  Claims related to any disclosure relating to APIF included in the HCo Circulars (including without limitation pro forma financial information);

(b)                                 Claims related to any disclosure included in the Offer Documents (including without limitation pro forma financial information), other than disclosure relating to HCo;

(c)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of HCo which occur at or after the Effective Time;

(d)                                 any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the Offer Documents, the Depositary Agreements, the HCo Trust Indenture, and any securities issued thereunder, other than Claims related to any disclosure relating to HCo contained in the Offer Documents;

(e)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the Compulsory Acquisitions;

(f)                                    any breach (including any failure or inaccuracy) of any of the representations and warranties of the Board of Trustees, APIF and APMI under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees, or any failure of the Board of Trustees, APIF or APMI to perform or observe any covenant or agreement to be performed by it at or after the Effective Time under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees as though such representations, warranties, covenants and agreements survived the Effective Time; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to “material” and similar qualifications used therein;

(g)                                 any failure of HCo to perform or observe any covenant or agreement to be performed by it at or after the Effective Time under the Support Agreement, and/or the Expense Reimbursement Agreement; and

(h)                                 any failure of HCo to perform or observe any covenant or agreement to be performed by it under the Divestiture Agreement, the Offer Documents, the Depositary Agreements, the HCo Trust Indenture, and any securities issued thereunder,

(“HCo Surviving Agreement Default”).

2.3                               Limitations

(a)                                  No Party shall have any liability in connection with a Surviving Agreement Default unless the Party or Parties claiming against such Party shall have delivered to such first-mentioned Party a Notice of Claim respecting such Surviving Agreement Default. A claim for Losses made under this Agreement for which a Notice of Claim has been given shall be subject to limitations of action laws as provided for in Section 3.3.

(b)                                 Losses for which any Party is entitled to claim for under this Agreement shall be reduced by the amount of such Losses that are actually reimbursed by insurance proceeds, net of any co-payments and increased premiums resulting from such Losses; provided, however, that the possibility of receipt of any such insurance proceeds shall not delay or reduce any Party’s obligations to pay in full such Party’s liability and indemnity obligations under this Agreement when due (subject to appropriate reimbursement to such Party if and when applicable insurance proceeds are actually received as above contemplated).

(c)                                  No claims may be made by any Party with respect to any Losses unless the aggregate of any and all Losses which a Party would be required to indemnify the Party seeking such indemnification (without reference to this section) exceeds $50,000. If the aggregate of all such Losses exceeds such $50,000 threshold, the Party seeking indemnification shall be entitled to claim and recover compensation for all such Losses, including the amount of such $50,000 threshold, from the other Party.

(d)                                 Notwithstanding anything to the contrary implied or contained elsewhere in this Agreement or the Transaction Documents, New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate HCo in respect of TOB Losses, other than Claims related to the disclosure related to HCo contained in the Offer Documents.

(e)                                  Other than as a result of fraud or wilful misrepresentation, notwithstanding anything to the contrary implied or contained elsewhere in this Agreement or in the Transaction Documents (with the exception of Section 2.1 hereof), New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate the HCo Indemnitees in respect of any reduction of the Tax Pools or any inability of the HCo Indemnitees to utilize all or any portion of the Tax Pools to reduce any of HCo Indemnitees’ respective liability under the ITA or any comparable legislation of a Canadian province or territory, including, without limitation, in the event that such inability is due to any change in, proposed change in, or effect of applicable Law, including on a retroactive basis.

(f)                                    Notwithstanding anything to the contrary implied or contained elsewhere in this Agreement, including Section 2.1, New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate any of the HCo Indemnitees in excess of the sum of (i) the Initial Liability, (ii) the Additional Amount, and (iii) the Post Closing Amount, in respect of any breach (including any failure or inaccuracy) of any of the representations and warranties or covenants of HCo and/or New Hydrogenics contained in the Support Agreement, including without limitation in section 3.2(i) therein, related to, or in connection with, the Tax Pools or any ability of the HCo Indemnitees to utilize all or any portion of the Tax Pools.

ARTICLE 3
INDEMNITY PROCEDURES

3.1                               Procedure Regarding Tax Matters

(a)                                  Without the written consent of New Hydrogenics, HCo shall not allow or permit any person to:

(i)                                     waive any time limitation, statutory or otherwise, for any matter in respect of which there may be a Tax Indemnity Issue; or

(ii)                                  request or initiate in any manner a review, ruling or opinion of any Tax Indemnity Issue by a tax authority,

in respect of any taxation year of HCo ending on or before December 31, 2009.

(b)                                 HCO shall use all reasonable efforts to inform New Hydrogenics promptly of any audit or other inquiry from any tax authority relating to a Tax Indemnity Issue. New Hydrogenics shall have the exclusive right at its own expense and employing counsel of its own choice to communicate with the tax authorities on all matters relating to Tax Indemnity Issues.

(c)                                  HCo will, within 30 days after receiving an assessment, reassessment, confirmation or appeal or other notice in writing with respect to any matter that relates to or may reasonably be expected to relate to a Tax Indemnity Issue (each of which is hereinafter referred to as an “Assessment”), deliver to New Hydrogenics a copy of the Assessment together with a statement (the “Statement”) setting out an estimate of the Tax Default Indemnity Amount arising therefrom.

(d)                                 New Hydrogenics shall have the exclusive right, at its own expense and employing counsel of its own choice, to contest any Assessment to the extent that it relates to one or more Tax Indemnity Issues (but only to such extent), provided that New Hydrogenics gives written notice to HCo acknowledging liability under this Agreement with respect to such Assessment to the extent it relates to such Tax Indemnity Issues and stating its intention to dispute or otherwise deal with the Tax Indemnity Issues within 15 days of New Hydrogenics’ receipt of a copy of the Assessment and the Statement in respect thereof and further provided that New Hydrogenics remits to the appropriate tax authority on behalf of HCo the amount of Taxes in respect of Tax Indemnity Issues required to be remitted by virtue of the Assessment having regard to the challenge thereof.

(e)                                  If New Hydrogenics elects to contest or otherwise deal with an Assessment to the extent that it relates to a Tax Indemnity Issue and remits the required amount of Taxes as aforesaid, HCo shall not take any action or agree to any settlement with a tax authority which pertains to such Tax Indemnity Issue without the written consent of New Hydrogenics, except as hereinafter provided.

(f)                                    If New Hydrogenics elects to contest or otherwise deal with an Assessment insofar as it pertains to a Tax Indemnity Issue and thereafter HCo, acting reasonably, determines that New Hydrogenics has failed to settle or diligently prosecute such contest, HCo shall be entitled to take carriage and control of the contest commencing on the fifth day after it has provided written notice to New Hydrogenics of its intention to do so, unless, within that five day period, New Hydrogenics settles or resumes the diligent prosecution of the challenge and, if HCo takes carriage and control of the contest in accordance with Section 3.1(f), New Hydrogenics shall be bound by the results including any settlement obtained by HCo with respect to such Assessment as it relates to the Tax Indemnity Issue.

(g)                                 If New Hydrogenics elects to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues, New Hydrogenics shall be entitled to settle any Assessment upon obtaining the written consent of HCo which consent shall not be unreasonably withheld or delayed, and making payment arrangements satisfactory to HCo, acting reasonably, for the payment of Taxes that arise therefrom and remain outstanding.

(h)                                 If New Hydrogenics does not elect to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues in the manner aforesaid or, having so elected, thereafter fails to pursue diligently the settlement or prosecution of such contest, New Hydrogenics shall be liable for the payment of all costs and expenses of the contest and for the reimbursement of HCo for all such costs and expenses reasonably incurred by HCo.

(i)                                     If an Assessment relates to one or more Tax Indemnity Issues and to other issues, HCo shall, at its own expense and employing counsel of its own choice, have full carriage and control of the dispute of the portion of the Assessment relating to such other issues.

(j)                                     HCo and New Hydrogenics shall cooperate with each other with respect to all Tax Indemnity Issues and shall keep each other reasonably informed of the status or conduct related to all Tax Indemnity Issues.

(k)                                  If New Hydrogenics has provided security to a tax authority in respect of one or more Tax Indemnity Issues and the tax authority subsequently surrenders the security to HCo, HCo shall receive such security as a trustee for the benefit of New Hydrogenics and shall forthwith deliver such security to New Hydrogenics.

(l)                                     Notwithstanding any other provision of this Agreement to the contrary, New Hydrogenics shall not be liable for any claim for any Tax Losses to the extent activities, transactions or filings conducted or made by or in respect of HCo after the completion of the Transaction with respect to any period of time ending on or before December 31, 2009 (other than filing of the pre-closing Tax Returns and any activities, transactions and filings to which New Hydrogenics has expressly consented) increase the Taxes of HCo, or reduce credits, deductions or non-capital losses otherwise available to reduce Taxes of HCo.

3.2                               Procedures — Non-Tax Matters

(a)                                  A Party making a claim for Losses which it is entitled to claim for under this Agreement (such Party is referred to in this Section 3.2 as the “Indemnified Party” and the Party liable for such claim for Losses is referred to in this Section 3.2 as the “Indemnifying Party”) and which relates to any claim of any third party (a “Third Party Claim”) shall promptly provide a Notice of Claim relating to such Third Party Claim to the Indemnifying Party, provided that any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have resulted in liability to the Indemnifying Party that could have been avoided had such notice been provided within such time period.

(b)                                 With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to assume carriage and control of the defence of the Third Party Claim provided that:

(i)                                     subject to Section 3.2(c), the Indemnifying Party gives written notice to the Indemnified Party within 20 days of receipt by the Indemnifying Party of the Notice of Claim with respect to such Third Party Claim (the “20-Day Period”) acknowledging liability under this Agreement with respect to such Third Party Claim and electing to assume such carriage and control; and

(ii)                                  the Indemnifying Party provides security satisfactory to the Indemnified Party, acting reasonably, to sufficiently cover expected Losses relating to such Third Party Claim.

(c)                                  If within the 20-Day Period the Indemnifying Party advises the Indemnified Party that the Indemnifying Party is unable, without further inquiry, to determine whether the Third Party Claim is one in respect of which the Indemnifying Party is liable under this Agreement, the Indemnifying Party shall have a further 20 days from the end of the 20-Day Period to elect to assume carriage and control of the defence of the Third Party Claim by giving the written notice required by Section 3.2(b)(i) within such additional 20-day period and complying with the requirements of Section 3.2(b)(i) with respect to the Third Party Claim. Until such time as the Indemnifying Party assumes carriage and control of the defence of the Third Party Claim as permitted in this Section 3.2(c), the Indemnified Party shall have the right to assume carriage and control of the defence of the Third Party Claim.

(d)                                 If the Indemnifying Party elects to assume such carriage and control in the manner aforesaid, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences).

(e)                                  If the Indemnifying Party does not elect to assume carriage and control of the defence of the Third Party Claim in the manner aforesaid, the Indemnified Party shall be entitled to assume such carriage and control of the Third Party Claim. If the Indemnifying Party, having elected to assume such carriage and control, thereafter fails to defend the Third Party Claim within a reasonable time or fails to diligently prosecute such defence, the Indemnified Party shall be entitled to assume such carriage and control of the defence of the Third Party Claim commencing on the fifth day following the provision of written notice to the Indemnifying Party if such failure is then continuing. If the Indemnified Party assumes carriage and control of the defence of the Third Party Claim as permitted in this Section 3.2 (including as contemplated by Section 3.2(c), this Section 3.2(e) or Section 3.2(f), the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim, and the Indemnifying Party shall be jointly and severally liable for the payment of all costs and expenses of the defence of such Third Party Claim and shall reimburse the Indemnified Party for all such costs and expenses.

(f)                                    If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings or in order to continue or preserve any defence, objection or legal proceeding relating to the Third Party Claim, the Indemnifying Party shall make such payment.  If the Indemnifying Party fails to make such payment, (i) the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment, and (ii) if the Indemnifying Party has carriage and control of the defence of the Third Party Claim, the Indemnified Party shall be entitled to assume such carriage and control. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(g)                                 Except for a full and complete settlement of a Third Party Claim that involves the payment of money only and is paid in full by the Indemnifying Party and where there is no finding or admission of wrongdoing or violation of law by the Indemnified Party and no adverse effect on any other claims that may be made against the Indemnified Party or on the defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)                                 The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(i)                                     With respect to any claim for Losses by an Indemnified Party (referred to herein as an “Other Claim”) under this Agreement which is not related to a Third Party Claim, the Indemnified Party shall give written notice of such Other Claim to the Indemnifying Party promptly after the Indemnified Party has reasonably determined the existence of such Other Claim, provided any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have limited the ability of the Indemnifying Party to dispute such Other Claim. The Indemnifying Party shall have 20 days from receipt of such notice to either acknowledge liability for such Other Claim or dispute liability for such Other Claim by notice in writing to the Indemnified Party. If the Indemnifying Party fails to give written notice disputing such liability within such 20-day period, the Indemnifying party shall be deemed to conclusively acknowledge liability for such Other Claim and shall immediately pay the Indemnified Party the amount claimed by the Indemnified Party in connection with such Other Claim. If the Other Claim is disputed by the Indemnifying Party within the required time, such dispute shall be resolved by a court of competent jurisdiction.

3.3                               Extension - Limitations Act, 2002

It is expressly agreed by the Parties, as permitted by the Limitations Act, 2002 (Ontario), to extend the limitation period in respect of any liability and indemnity obligations under this Agreement for a Surviving Agreement Default for two years after the date on which the Notice of Claim was required to be provided in accordance with the terms of this Agreement with respect to such liability and indemnity obligations in respect of a Surviving Agreement Default.

3.4                               Access to Books and Record and Cooperation

(a)                                  Within 60 days after the Effective Time, at HCo’s request, New Hydrogenics shall assist, and cooperate with, HCo, Stuart Energy and Test Systems to prepare the Tax Returns for HCo, Stuart Energy and Test Systems for the year ended December 31, 2009. New Hydrogenics shall provide such assistance and cooperation to prepare such Tax Returns in accordance with applicable Laws and consistent with past practice, and, if prudent to do so, seek professional assistance and advice from an accounting firm in order to provide such assistance with respect to such Tax Returns. New Hydrogenics shall provide HCo, Stuart Energy and Test Systems with full access (during normal business hours and upon reasonable notice) to the Books and Records that are required for the purpose of preparing such Tax Returns and the then current employees of New Hydrogenics, and will fully cooperate and assist HCo, Stuart Energy and Test Systems so that the employees of HCo, Stuart Energy and Test Systems understand the basis on which such return was prepared and they are able to responsibly execute and file such return, including without limitation, providing copies or originals of any information in the Books and Records which are required to prepare such Tax Returns. HCo, Stuart Energy and Test Systems shall be responsible for reviewing their respective returns and, if acceptable, filing such returns as required under applicable Laws.

(b)                                 New Hydrogenics agrees to provide access and support in respect of Books and Records required for the purposes of this Section 3.4 and to the then current employees of New Hydrogenics and will fully cooperate and assist HCo, Stuart Energy and Test Systems so that HCo, Stuart Energy and Test Systems can reasonably defend any litigation, claim or dispute or respond to any assessment, reassessment, confirmation, audit, appeal or other inquiry in respect of Taxes of HCo Stuart Energy and Test Systems or file any required Tax Returns or make any other filings which reasonably require access to, or an understanding of, the Books and Records of New Hydrogenics; provided that if HCo, Stuart Energy or Test Systems is audited with respect to such Taxes, at the written request and at the expense of HCo, New Hydrogenics agrees that the auditors may attend at its offices to review the applicable Books and Records and New Hydrogenics will cooperate with and assist such auditors as reasonably requested by HCo. New Hydrogenics agrees that such Books and Records will be maintained and kept available for retrieval until the destruction of such data by such Party in accordance with its standard data retention policies as applicable from time to time, provided that such destruction shall not take place for a period of at least 25 years or such longer period as may be required by applicable legislation.

(c)                                  New Hydrogenics will prepare, with the cooperation and assistance of HCo, T4 slips and workers’ compensation returns for the 2009 fiscal year for the employees of HCo, Stuart Energy and Test Systems who will become employees of New Hydrogenics and provincial sales tax returns, GST returns, foreign Tax Returns and other similar returns and filings for HCo, Stuart Energy and Test Systems relating to their respective 2009 fiscal year ends.

3.5                               Copies of Books and Records

Within 10 business days of the receipt of a written request by HCo, New Hydrogenics will provide HCo with copies of any of the Books and Records reasonably requested by it for the purposes of this Agreement and the matters contemplated herein.

ARTICLE 4
DIRECTORS’ AND OFFICERS’ INSURANCE

4.1                               Insurance

New Hydrogenics agrees to provide HCo with a copy of its general liability and directors’ and officers’ liability insurance policies concurrent with signing this Agreement. New Hydrogenics also agrees not to take or permit any action to be taken by or on behalf of New Hydrogenics to terminate or adversely affect such insurance. For certainty, New Hydrogenics shall be obligated to pay all premiums or other costs related to such insurance.

ARTICLE 5
NOTICES

5.1                               Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of HCo to:

Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario Canada L6H 7H7

	Attention:	David Bronicheski, Chief Financial Officer
	Facsimile:	(905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 2800, Commerce Court West
Toronto Ontario Canada M5L 1A9

	Attention:	R. Kenneth S. Pearce
	Facsimile:	(416) 863-2653

(b)	in the case of New Hydrogenics, to:

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario Canada L5R 1B8

Attention:	Lawrence E. Davis, Chief Financial Officer
Facsimile:	(905) 361-3626

with a copy to:

Torys LLP
Suite 3000, 79 Wellington Street West
Box 270, TD Centre
Toronto, Ontario Canada M5K 1N2

Attention:	John Emanoilidis
Facsimile:	(416) 865-7380

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing.  The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 6
GENERAL

6.1                               Calculation, Compensation and Indemnity

No calculation, payment of compensation or indemnity under this Agreement is intended to result in the double counting, double compensation or double indemnity of any item, payment or obligation.

6.2                               Third Party Beneficiaries

The provisions of Sections 2.2(a) and 2.2(b) are intended for the benefit of, among others, the directors, officers and employees of New Hydrogenics, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and New Hydrogenics shall hold the rights and benefits of Sections 2.2(a) and 2.2(b) in trust for and on behalf of the Third Party Beneficiaries and New Hydrogenics hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

6.3                               Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties.

6.4                               Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

6.5                               Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                 the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.6                               Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.7                               Time of Essence

Time shall be of the essence of this Agreement.

6.8                               Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

6.9                               Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

6.10                        Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ALGONQUIN POWER & UTILITIES CORP.		HYDROGENICS CORPORATION

By:	“David Kerr”	By:	“Lawrence Davis”
	Name:David Kerr		Name:Lawrence Davis
	Title: Authorized Signatory		Title:Chief Financial Officer

By:		By:
	Name:		Name:
	Title:		Title:

ARTICLE 1 DEFINITIONS		1
1.1	Definitions	1

ARTICLE 2 LIABILITY AND INDEMNITY		6
2.1	Liability and Indemnity of New Hydrogenics	6
2.2	Liability and Indemnity of HCo	8
2.3	Limitations	9

ARTICLE 3 INDEMNITY PROCEDURES		10
3.1	Procedure Regarding Tax Matters	10
3.2	Procedures — Non-Tax Matters	12
3.3	Extension - Limitations Act, 2002	14
3.4	Access to Books and Record and Cooperation	15
3.5	Copies of Books and Records	16

ARTICLE 4 DIRECTORS’ AND OFFICERS’ INSURANCE		16
4.1	Insurance	16

ARTICLE 5 NOTICES		16
5.1	Notices	16

ARTICLE 6 GENERAL		17
6.1	Calculation, Compensation and Indemnity	17
6.2	Third Party Beneficiaries	17
6.3	Binding Effect	17
6.4	Assignment	17
6.5	Severability	18
6.6	Further Assurances	18
6.7	Time of Essence	18
6.8	Governing Law	18
6.9	Waiver	18
6.10	Counterparts	18